Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2020 THIRD QUARTER RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — December 4, 2019 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2020 third quarter (Q3FY20). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Descartes continues to deliver predictable results in an increasingly unpredictable business environment,” said Edward J. Ryan, Descartes’ CEO. “Our customers need access to timely, reliable data from multiple sources via a network to fuel decision-making tools that power their businesses. The Global Logistics Network (GLN) does just that, connecting shippers, carriers and logistics service providers on one platform to manage the lifecycle of shipments.”

Q3FY20 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q3FY20 included:
•	Revenues of $83.0 million, up 19% from $70.0 million in the third quarter of fiscal 2019 (Q3FY19) and up 3% from $80.5 million in the previous quarter (Q2FY20);
•
Revenues were comprised of services revenues of $72.6 million (87% of total revenues), professional services and other revenues of $8.9 million (11% of total revenues) and license revenues of $1.5 million (2% of total revenues). Services revenues were up 19% from $61.1 million in Q3FY19 and up 2% from $71.4 million in Q2FY20;

•	Cash provided by operating activities of $27.5 million, up 43% from $19.2 million in Q3FY19 and up 2% from $26.9 million in Q2FY20;
•	Income from operations of $13.7 million, up 27% from $10.8 million in Q3FY19 and up 5% from $13.1 million in Q2FY20;
•	Net income of $9.7 million, up 23% from $7.9 million in Q3FY19 and up 13% from $8.6 million in Q2FY20;
•	Earnings per share on a diluted basis of $0.11, compared to $0.10 in Q3FY19 and $0.10 in Q2FY20; and
•
Adjusted EBITDA of $31.5 million, up 31% from $24.0 million in Q3FY19 and up 4% from $30.2 million in Q2FY20. Adjusted EBITDA as a percentage of revenues was 38%, compared to 34% in Q3FY19 and 38% in Q2FY20.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY20	Q2 FY20	Q1 FY20	Q4 FY19	Q3 FY19
Revenues	83.0	80.5	78.0	71.0	70.0
Services revenues	72.6	71.4	67.0	62.9	61.1
Gross margin	73%	74%	74%	73%	73%
Cash provided by operating activities	27.5	26.9	23.4	21.8	19.2
Income from operations	13.7	13.1	11.9	10.6	10.8
Net income	9.7	8.6	7.3	7.9	7.9
Net income as a % of revenues	12%	11%	9%	11%	11%
Earnings per diluted share	0.11	0.10	0.09	0.10	0.10
Adjusted EBITDA	31.5	30.2	28.7	25.0	24.0
Adjusted EBITDA as a % of revenues	38%	38%	37%	35%	34%

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2019 (9MFY20) included:
•	Revenues of $241.6 million, up 18% from $204.1 million in the same period a year ago (9MFY19);
•
Revenues were comprised of services revenues of $211.0 million (87% of total revenues), professional services and other revenues of $25.6 million (11% of total revenues) and license revenues of $5.0 million (2% of total revenues). Services revenues were up 18% from $178.6 million in 9MFY19;

•	Cash provided by operating activities of $77.9 million, up 38% from $56.3 million in 9MFY19;
•	Income from operations of $38.7 million, up 26% from $30.7 million in 9MFY19;
•	Net income of $25.6 million, up 9% from $23.4 million in 9MFY19. Net income as a percentage of revenues was 11%, consistent with 9MFY19;

•	Earnings per share on a diluted basis of $0.31, compared to $0.30 in 9MFY19; and

•	Adjusted EBITDA of $90.4 million, up 31% from $68.9 million in 9MFY19. Adjusted EBITDA as a percentage of revenues was 37%, compared to 34% in 9MFY19.

The following table summarizes Descartes’ results in the categories specified below over 9MFY20 and 9MFY19 (unaudited, dollar amounts in millions):

	9MFY20	9MFY19
Revenues	241.6	204.1
Services revenues	211.0	178.6
Gross margin	74%	73%
Cash provided by operating activities	77.9	56.3
Income from operations	38.7	30.7
Net income	25.6	23.4
Net income as a % of revenues	11%	11%
Earnings per diluted share	0.31	0.30
Adjusted EBITDA	90.4	68.9
Adjusted EBITDA as a % of revenues	37%	34%

Cash Position
At October 31, 2019, Descartes had $28.8 million in cash. Cash increased $1.4 million in Q3FY20 and increased $1.5 million in 9MFY20. The table set forth below provides a summary of cash flows for Q3FY20 and 9MFY20 in millions of dollars:

	Q3FY20	9MFY20
Cash provided by operating activities	27.5	77.9
Additions to property and equipment	(1.5)	(3.9)
Acquisitions of subsidiaries, net of cash acquired	(11.7)	(292.1)
Proceeds from borrowing on credit facility	12.0	297.0
Credit facility repayments	(25.5)	(313.4)
Payment of debt issuance costs	(0.1)	(1.9)
Issuances of common shares, net of issuance costs	0.5	238.4
Effect of foreign exchange rate on cash	0.2	(0.5)
Net change in cash	1.4	1.5
Cash, beginning of period	27.4	27.3
Cash, end of period	28.8	28.8

Acquisition of BestTransport
On August 20, 2019, Descartes acquired all the shares of BestTransport.com, Inc. (“BestTransport”), a cloud-based transportation management system provider focused on flatbed-intensive manufacturers and distributors. The purchase price for the acquisition was approximately $11.7 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility.

Descartes Evolution — 2020 User Group Conference
Descartes will be hosting Descartes Evolution at The Diplomat Beach Resort in Ft. Lauderdale,  Florida from Tuesday, March 17 to Thursday, March 19, 2020. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations. Information on the event is available at the following site:
https://www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, December 4. Designated numbers are +1 888 465-5079 for North America and  +1 416 216-4169 for international, using Passcode 5493847#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until December 11, 2019, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 5493847#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins and generation of cash; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed four acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q3FY20, Q2FY20, Q1FY20, Q4FY19 and Q3FY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY20	Q2FY20	Q1FY20	Q4FY19	Q3FY19
Net income, as reported on Consolidated Statements of Operations	9.7	8.6	7.3	7.9	7.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	1.4	2.2	0.5	0.6
Investment income	-	-	(0.1)	(0.1)	-
Income tax expense	3.5	3.1	2.5	2.4	2.3
Depreciation expense	1.2	1.1	0.9	1.5	1.1
Amortization of intangible assets	14.5	14.1	12.8	10.3	10.4
Stock-based compensation and related taxes	1.4	1.3	1.0	1.0	1.2
Other charges	0.8	0.6	2.1	1.5	0.5
Adjusted EBITDA	31.5	30.2	28.7	25.0	24.0

Revenues	83.0	80.5	78.0	71.0	70.0
Net income as % of revenues	12%	11%	9%	11%	11%
Adjusted EBITDA as % of revenues	38%	38%	37%	35%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY20 and 9MFY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY20	9MFY19
Net income, as reported on Consolidated Statements of Operations	25.6	23.4
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	4.1	1.6
Investment income	(0.2)	(0.1)
Income tax expense	9.2	5.9
Depreciation expense	3.1	3.0
Amortization of intangible assets	41.4	29.9
Stock-based compensation and related taxes	3.7	3.0
Other charges	3.5	2.2
Adjusted EBITDA	90.4	68.9

Revenues	241.5	204.1
Net income as % of revenues	11%	11%
Adjusted EBITDA as % of revenues	37%	34%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	October 31,	January 31,
	2019	2019 (Audited)
ASSETS
CURRENT ASSETS
Cash	28,848	27,298
Accounts receivable (net)
Trade	36,231	31,493
Other	5,522	4,331
Prepaid expenses and other	11,353	9,027
Inventory	193	95
	82,147	72,244
OTHER LONG-TERM ASSETS	12,731	10,510
PROPERTY AND EQUIPMENT, NET	15,757	12,612
RIGHT-OF-USE ASSETS	13,176	-
DEFERRED INCOME TAXES	24,090	3,598
INTANGIBLE ASSETS, NET	270,723	176,192
GOODWILL	523,918	378,178
	942,542	653,334
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	7,954	5,147
Accrued liabilities	35,455	29,392
Lease obligations	3,987	-
Income taxes payable	2,168	1,592
Deferred revenue	41,532	34,236
	91,096	70,367
LONG-TERM DEBT	9,274	25,464
LONG-TERM LEASE OBLIGATIONS	9,692	-
LONG-TERM DEFERRED REVENUE	737	855
LONG-TERM INCOME TAXES PAYABLE	7,750	7,634
DEFERRED INCOME TAXES	15,188	15,507
	133,737	119,827

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,151,724 at October 31, 2019 (January 31, 2019 – 76,864,866)	524,012	276,753
Additional paid-in capital	457,975	454,722
Accumulated other comprehensive loss	(25,974)	(25,201)
Accumulated deficit	(147,208)	(172,767)
	808,805	533,507
	942,542	653,334

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2019	2018	2019	2018

REVENUES	83,026	70,008	241,570	204,141
COST OF REVENUES	22,133	19,150	63,126	55,695
GROSS MARGIN	60,893	50,858	178,444	148,446
EXPENSES
Sales and marketing	10,142	9,312	30,309	27,776
Research and development	13,383	11,901	39,469	35,708
General and administrative	8,407	7,931	25,113	22,015
Other charges	799	529	3,463	2,250
Amortization of intangible assets	14,525	10,354	41,404	29,909
	47,256	40,027	139,758	117,658
INCOME FROM OPERATIONS	13,637	10,831	38,686	30,788
INTEREST EXPENSE	(497)	(613)	(4,100)	(1,678)
INVESTMENT INCOME	39	40	151	140
INCOME BEFORE INCOME TAXES	13,179	10,258	34,737	29,250
INCOME TAX EXPENSE
Current	2,327	1,641	5,688	4,727
Deferred	1,186	716	3,490	1,138
	3,513	2,357	9,178	5,865
NET INCOME	9,666	7,901	25,559	23,385
EARNINGS PER SHARE
Basic	0.11	0.10	0.32	0.30
Diluted	0.11	0.10	0.31	0.30
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,136	76,854	80,818	76,821
Diluted	85,342	77,863	81,991	77,767

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income	9,666	7,901	25,559	23,385
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,176	1,098	3,143	3,019
Amortization of intangible assets	14,525	10,354	41,404	29,909
Stock-based compensation expense	1,324	1,002	3,588	2,736
Other non-cash operating activities	-	(269)	11	(339)
Deferred tax expense	1,186	716	3,490	1,138
Deferred tax charge	-	(49)	-	(49)
Changes in operating assets and liabilities:
Accounts receivable
Trade	(2,502)	260	2,881	(780)
Other	276	539	(782)	120
Prepaid expenses and other	(1,409)	(28)	(3,525)	(2,278)
Inventory	(51)	17	(87)	67
Accounts payable	3,591	1,216	2,000	3,588
Accrued liabilities	1,931	451	3,071	805
Income taxes payable	228	(357)	579	(1,953)
Operating leases	106	-	516	-
Deferred revenue	(2,518)	(3,631)	(3,963)	(3,056)
Cash provided by operating activities	27,529	19,220	77,885	56,312
INVESTING ACTIVITIES
Additions to property and equipment	(1,484)	(1,131)	(3,879)	(3,078)
Acquisition of subsidiaries, net of cash acquired	(11,718)	(9,443)	(292,053)	(67,932)
Cash used in investing activities	(13,202)	(10,574)	(295,932)	(71,010)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	12,000	9,953	297,015	68,468
Credit facility repayments	(25,514)	(17,956)	(313,376)	(53,493)
Payment of debt issuance costs	(71)	-	(1,885)	-
Issuance of common shares for cash, net of issuance costs	547	(27)	238,350	338
Payment of contingent consideration	-	(1,531)	-	(1,531)
Cash (used in) provided by financing activities	(13,038)	(9,561)	220,104	13,782
Effect of foreign exchange rate changes on cash	197	(393)	(507)	(1,469)
Increase (decrease) in cash	1,486	(1,308)	1,550	(2,385)
Cash, beginning of period	27,362	34,068	27,298	35,145
Cash, end of period	28,848	32,760	28,848	32,760